## Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements listed below of Saks Incorporated and Subsidiaries of our report dated March 13, 2001 relating to the financial statements, which appears in the 2000 Annual Report to Shareholders, which is incorporated in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 13, 2001 relating to the financial statement schedule, which appears in this Form 10-K.

Registration Statements on Form S-3
Registration Numbers
333-66755
333-71933

Registration Statements on Form S-4
Registration Numbers
333-09043
333-41563
333-60123

Registration Statements on Form S-8
Registration Numbers
33-88390
333-00695
333-25213
333-47535
333-66759
333-83161
333-83159

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
April 26, 2001